UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   ROSENBERG, ROBERT A.
   1710 GOODRIDGE DRIVE
   MCLEAN, VA  22102-3799
2. Issuer Name and Ticker or Trading Symbol
   SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   YEAR ENDED 1/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner  (X) Officer (give title below) ( ) Other
   (specify below)
   EXECUTIVE VICE PRESIDENT
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Class A Common Stock         |      |    |                  |   |           |5,588 (1), (2)     |D     |                           |
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Class A Common Stock         |      |    |                  |   |           |129,824 (1)        |I     |By Trust                   |
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Class A Common Stock         |      |    |                  |   |           |5,584 (3)          |I     |By 401(k) Plan             |
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Class A Common Stock         |      |    |                  |   |           |20,079 (1)         |I     |(4)                        |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Unit (Phantom Stoc|1 for 1 |4/7/1|A   |6,700 (6)  |A  |(7)  |N/A  |Class A Comm|6,700 (|$17.455|17,948 (6)  |D  |            |
k) (5)                  |        |999  |    |           |   |     |     |on Stock    |6)     | (6)   |            |   |            |
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Stock Option (Class A) (|$3.93 (1|     |    |           |   |3/27/|3/26/|Class A Comm|12,000 |N/A    |12,000 (1)  |D  |            |
right to buy)           |)       |     |    |           |   |96 (8|00   |on Stock    |(1)    |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A) (|$4.8325 |     |    |           |   |3/29/|3/28/|Class A Comm|12,000 |N/A    |12,000 (1)  |D  |            |
right to buy)           |(1)     |     |    |           |   |97 (8|01   |on Stock    |(1)    |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A) (|$6.49 (1|     |    |           |   |3/28/|3/27/|Class A Comm|20,000 |N/A    |20,000 (1)  |D  |            |
right to buy)           |)       |     |    |           |   |98 (8|02   |on Stock    |(1)    |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A) (|$9.7825 |     |    |           |   |3/20/|3/19/|Class A Comm|14,000 |N/A    |14,000 (1)  |D  |            |
right to buy)           |(1)     |     |    |           |   |99 (8|03   |on Stock    |(1)    |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A) (|$17.455 |     |    |           |   |3/22/|3/21/|Class A Comm|14,000 |N/A    |14,000 (1)  |D  |            |
right to buy)           |(1)     |     |    |           |   |00 (8|04   |on Stock    |(1)    |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Effective August 31, 1999, the Class A Common Stock of SAIC split 4-for-1.
The end-of-year balances and
stock option details are being reported herein to reflect the stock split.
(2) This balance also includes 444 shares purchased under the SAIC Employee
Stock Purchase Plan, as adjusted
to reflect the stock
split.
(3) During the period of April 1, 1999 through December 31, 1999, the reporting person acquired 227 shares of
Class A Common Stock under the 401(k) Plan, as adjusted to reflect the stock split.  The balance is pursuant to the
reporting person's most recent account statement
available.
(4)  By SAIC Employee Stock Retirement
Plan.
(5) Pursuant to the SAIC Key Executive Stock Deferral
Plan.
(6) This transaction and the end-of-year balance have been adjusted to reflect the stock split.
(7)  Of the units acquired, 2,000 units have have the following annual vesting schedule beginning 4/7/00: 20% in
years 1 through 3 and 40% in year 4.  The remaining units are fully vested.
The units are settled in SAIC Class A
Common Stock and are payable upon the reporting person's termination.  Unvested units are cancelled upon
termination.
(8) The option is exercisable according to the following annual vesting schedule: 20% in years 1, 2 and 3 and 40%
in year
4.
SIGNATURE OF REPORTING PERSON
By: D. Garrett, attorney-in-fact, for R. Rosenberg
DATE
March 14, 2000